David G. Peinsipp +1 415 693 2177 dpeinsipp@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Stitch Fix, Inc. in connection with Draft Registration Statement on Form S-1

July 28, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Stitch Fix, Inc.
Draft Registration Statement on Form S-1
Submitted June 9, 2017
CIK No. 0001576942

Dear Ms. Ransom:

On behalf of Stitch Fix, Inc. (“Stitch Fix” or the “Company”), we are submitting this letter and the following information in response to a letter, dated July 7, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on June 9, 2017. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 693-2177 rather than rely on the U.S. mail for such notice.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Two

The Company advises the Staff that neither the Company nor anyone authorized to act on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company will supplementally provide to the Staff any such written communications to the extent applicable in the future.

Prospectus Summary, page 1

2.	Please provide the basis for the following statements and similar statements throughout the prospectus, or revise to indicate that the statements are based upon management’s belief:

•	“The apparel, shoes and accessories market is massive but retailers have failed to adapt to changing consumer behavior.” (page 2)

•	“Many of today’s consumers view the traditional retail experience as impersonal, time-consuming and inconvenient.” (page 2)

•	“eCommerce companies often fall short when consumers do not know what they want and price and delivery speed are not the primary delivery drivers.” (page 3)

The Company is supplementally providing to the Staff certain third-party data to support the statements set forth above. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 62 of the Amended Draft Registration Statement.

Use of Proceeds, page 36

3.	We note that you may use a portion of the net proceeds for acquisitions. If applicable, please revise this section to disclose the status of any negotiations with respect to any future acquisition and provide additional detail on the nature of the business or businesses being sought. Refer to Instruction 6 to Item 504 of Regulation S-K.

The Company advises the Staff that it is not currently party to any negotiations with respect to any material future acquisitions and, accordingly, the Company does not believe that any additional disclosure would be required or appropriate at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

4.	Please revise to provide key operating or other statistical measures that will enhance a reader’s understanding of your annual and interim results of operations. The analysis of results of operations should allow a reader to understand the underlying drivers of revenue growth and profitability and inter-relationship between them. Refer to Item 303 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 11, 43, 46, 47, 48, 52, 54, 61 and 62 of the Amended Draft Registration Statement to provide information regarding active clients, a key operating measure that management uses to manage the business and believes will enhance a reader’s understanding of the Company’s results of operations and the underlying drivers of revenue growth and profitability and the inter-relationship between them. The Company has also revised the disclosure to include discussion of repeat rate for 2016 and the nine months ended April 29, 2017.

5.	We note that your growth is in part dependent on acquiring new clients and successfully engaging them. Please tell us what metrics you use to monitor client acquisition, retention, and engagement and revise to disclose such metrics along with comparable prior period amounts. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Three

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 48 of the Amended Draft Registration Statement to include discussion of the Company’s active clients for all periods presented. Active clients is an operating metric that management monitors and uses to measure client acquisition, retention and engagement. The Company advises the Staff that it believes that the number of active clients is a key indicator of its growth and the overall health of its business. The Company has also revised the disclosure to include discussion of repeat rate for 2016 and the nine months ended April 29, 2017.

Components of Results of Operations, page 49

6.	You disclose that you generate revenue primarily from the sale of merchandise and, in addition, from the styling fees you charge to clients. Please place this disclosure into context by disclosing how much of your net revenue is derived from the sale of merchandise and how much is derived from styling fees. Please also tell us whether you track performance indicators regarding the average percentage of Fixes that result in the sale of merchandise or the average amount of merchandise sold per Fix and what consideration you gave to disclosing any such metrics in the filing. Please refer to Section III.B.1 of SEC Release No. 33-8350.

The Company advises the Staff that the styling fee it charges clients is not a separate revenue-generating activity, but is a non-refundable advance payment (non-refundable upfront fee) to be applied against any merchandise purchased in the Fix. The Company uses this fee to incentivize clients to purchase merchandise in the Fix and records it as part of the same revenue stream. In the event that a client does not purchase any of the merchandise, the Company is entitled to keep the non-refundable upfront fee.

In accordance with ASC 605-25, Multiple-Element Arrangements, the Company has determined that its revenue arrangements consist of one unit of account, which is the sale of merchandise. The styling fee is not a separate deliverable as there is no stand-alone value related to the styling activity. The Company records this nonrefundable upfront fee as deferred revenue until checkout (when all revenue recognition criteria are met). As a result, the Company believes that it would not be meaningful to investors to separately disclose net revenue from non-refundable upfront fees not applied to merchandise purchases. Furthermore, the Company advises the Staff that the amount of revenue related to the non-refundable upfront fee not applied to any merchandise purchases is insignificant and has never accounted for more than [*]% of its total net revenue for each of the quarters in 2016 and 2017.

To further clarify this for investors, the Company has revised its disclosure on pages 49 and F-9 of the Amended Draft Registration Statement.

The Company determined not to include metrics related to average percentage of Fixes that result in the sale of merchandise and average amount of merchandise sold per Fix as it believes that revenue and active clients provide a more insightful view of the health of its business and are more aligned with how management operates the business. Further, management believes that disclosing Fix-specific metrics (e.g., average amount of merchandise per Fix) would not be meaningful to investors and could potentially be misleading to investors in making period over period comparisons as the Company expects the number of items in a Fix to change over time. For example, although a Fix currently consists of five items, the Company has experimented with different numbers of items per Fix, as well as offering its clients the flexibility to choose the number of items they would like to receive in any given Fix. Accordingly, Fixes in a given period may not be comparable to each other, or to Fixes in prior or future periods. The Company believes that revenue and active clients are more suitable metrics for disclosure to investors as they better represent client spending than does the number of items purchased per Fix.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Four

Results of Operations

7.	Reference is made to the second to last paragraph on page 50 which discusses the increase in revenue. Please revise to quantify the increase in revenue due to the increased number of shipments to your clients versus the increase in average number of items purchased within a Fix. Please consider supplementing such discussion with price/volume variance analysis of shipments to further analyze the period-to-period changes in revenue.

The Company refers the Staff to its responses to comments 5 and 6. The Company has added the active client metric in the Amended Draft Registration Statement and has adjusted its revenue analysis in its results of operations to conform to this metric. As a result, the Company has removed references to the number of shipments to its clients and the average number of items purchased within a Fix on pages 51 and 54 in the Amended Draft Registration Statement.

8.	Please enhance your disclosure regarding your results of operations on pages 50-51 to discuss any increases in revenue attributable to new customers versus increases in revenue attributable to existing customers, to the extent practicable. Please also provide additional disclosure regarding the amount of revenues attributable to Fixes in different product lines such as Women’s, Petite, Men’s and Maternity, to the extent practicable. In this regard, we note your disclosure on page 16 regarding differing gross margin profiles among product lines.

The Company advises the Staff that it has enhanced its disclosure regarding its results of operations on pages 51 and 54 of the Amended Draft Registration Statement to discuss increases in revenue attributable to increases in active clients, which is the operating metric that management believes provides a meaningful measurement of the Company’s success in attracting, retaining and engaging with its clients, and therefore of its overall business performance. The Company does not manage its business based on measuring revenue from new clients relative to revenue from existing clients. Its goal is to attract new clients and retain existing clients as much as possible, and it monitors active clients to determine client acquisition, retention and engagement. Accordingly, the Company has added this metric to the Amended Draft Registration Statement as discussed in the Company’s response to the Staff’s comment 6. The Company does not believe that providing investors with the breakdown of revenue from existing versus new clients will add any meaningful information for investors, and could be confusing if investors believe that revenue trends between new and existing clients may change Company behavior or strategic or business decisions.

In addition, the Company advises the Staff, as disclosed on pages 16 and 49 of the Amended Draft Registration Statement, that it offers apparel, shoes and accessories across categories, brands, product types and price points and that these various product groupings have a range of margin profiles. While the Company is cognizant of the margin profiles, it does not consistently and reliably track revenue by category, brand, product type or price point in its financial reporting systems, and does not drive the business towards the sale of higher margin merchandise. The Company does not track by these groupings other attributes of net revenue, such as discounts and promotions, refunds and deferred revenue. As a result, disclosure of revenue pursuant to generally accepted accounting principles by these groupings is impracticable. Furthermore, the Company advises the Staff that a Fix may include items from more than one category, brand, product type and price point. For example, a Fix may include Plus bottoms and regular sized tops. Accordingly, disclosing revenues attributable to Fixes in different product lines such as Women’s, Petite, Men’s and Maternity is not practicable as the information is not readily available or reliably tracked by the Company.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Five

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 56

9.	Please tell us the fair value of your common stock used when estimating the fair value of stock option grants for the 12 month period preceding the most recent balance sheet date. Please also tell us your consideration of disclosing the valuations along with the number of options granted, their exercise price and grant date fair value.

In response to the Staff’s comment, the Company is supplementally providing the fair value of its common stock for each of the option grants in the 12-month period preceding April 29, 2017, the most recent balance sheet date in the Amended Draft Registration Statement:

Grant Date	Shares of Class B Common Stock Underlying Options Granted	Exercise Price Per Share of Class B Common Stock	Grant Date Fair Value Per Share of Class B Common Stock
July 2016	775,075	$4.57	$4.87
September 2016	368,011	$4.94	$5.32
October 2016	678,105	$4.94	$5.77
December 2016	295,420	$5.78	$6.61
March 2017	517,400	$7.38	$13.69

The Company’s Board of Directors determined the exercise prices of stock option grants as set forth in the table above based on the valuation methodology discussed on pages 57 and 58 of the Amended Draft Registration Statement, including the use of third party valuation reports. For financial reporting purposes, the Company assessed the fair value of the common stock by interpolating a fair value between the two valuation dates based on revenue growth.

The Company has considered and determined not to disclose this information in the Amended Draft Registration Statement based on the guidance provided in Section 9520 of the Division of Corporation Finance Financial Reporting Manual (the “FRM”). The FRM indicates that the Staff expects to see the following disclosures in prospectuses for initial public offerings:

“a. The methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

b. The extent to which the estimates are considered highly complex and subjective.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Six

c. The estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.” (See Section 9250.1.)

The Staff further notes in Section 9250.2 of the FRM that it “may issue comments asking companies to explain the reasons for valuations that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO)” but that “these comments are intended to elicit analyses that the staff can review to assist it in confirming the appropriate accounting for the share-based compensation, not for the purpose of requesting changes to disclosure in the MD&A or elsewhere in the prospectus.” Based on this guidance, the Company does not believe such information is required to be disclosed and does not believe such information would be useful or material to investors, and would instead complicate the disclosure with dated valuations that no longer apply and have no impact on the valuation of the shares to be issued in the offering. In addition, prior option grants made by the Company are reflected in either the current outstanding share number or the number of outstanding stock options (with their weighted-average exercise prices), which provide investors with the information they need to understand both the overall capitalization of the Company and the immediate dilution of their investment. Accordingly, the Company is supplementally providing the Staff with the requested information, but does not believe the information is necessary or appropriate to include in the Amended Draft Registration Statement.

The Company further advises the Staff that the Company recognized stock-based compensation expense of $1,850,000 in fiscal 2016 and $2,147,000 in the nine months ended April 29, 2017. While stock-based compensation is an important component of the Company’s strategy in attracting and retaining its employees, the resulting stock-based compensation expense, relative to its overall operating expenses, is not a significant driver of its operating results. Therefore, the Company does not believe that additional disclosure in the Amended Registration Statement regarding the valuations, the number of options granted, their exercise price and the grant date fair value would provide valuable additional information to potential investors.

Business, page 61

10.	We note your disclosure that merchandise from brand partners makes up the majority of your revenue. Please provide additional disclosure regarding the amount of merchandise sales attributable to Exclusive Brand sales and quantify such amount to the extent practicable. In this regard, we note your disclosure on page 16 that Exclusive Brands have higher margins.

The Company advises the Staff that it does not have specific targets for merchandise mix associated with its Exclusive Brands, nor does it manage to particular gross margins targets by changing merchandise mix. The Company’s Exclusive Brand strategy is driven by opportunities or gaps in the market to meet client demands, rather than optimizing merchandise mix to increase overall margins. Furthermore, the Company does not consistently and reliably track revenue by third party brands versus Exclusive Brands in its financial reporting systems, making quantification of such information impracticable. The Company also refers the Staff to its response to comment 8 above. The Company has revised its disclosure on page 2, 62 and 72 to remove the sentence stating that a “majority” of the Company’s revenue is derived from brand partners.

11.	We note your disclosure on page 66 that you may expand into new geographies. Please place this disclosure into context by providing additional information about your plans in this regard, including any timeframe or particular location in which you plan to expand geographically. In this regard, we note the risk factor on page 20 regarding your lack of experience in international operations.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Seven

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not have any definitive plans to expand into new geographies in the near term. While the Company is considering expanding into markets outside of the United States as part of its growth strategy, it does not have any concrete plans for which markets it will enter into and does not anticipate that an international launch, if any, would happen prior to its 2019 fiscal year. Accordingly, the Company submits that no additional disclosure would be appropriate at this time.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

12.	Please revise to include a report from your independent registered public accounting firm indicating that the firm conducted its audit in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the report on page F-20 to the “auditing” standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 8.d. of PCAOB AS 3101. In addition, we note the second paragraph of the report refers to the audit also being conducted in accordance with auditing standards generally accepted in the United States of America which is implicit in the PCAOB standards. Your auditor´s report must contain clear statements as to scope of the audit. Please revise to remove this language.

In response to the Staff’s comment, the Company has revised the disclosure on page F-2 of the Amended Draft Registration Statement to remove the word “auditing” when referencing the standards of the Public Company Accounting Oversight Board (United States) to comply with the requirements of paragraph 8.d. of PCAOB AS 3101.

The Company further advises the Staff that the report from its independent registered public accounting firm refers to the audit performed in accordance with “the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America.” This language complies with the requirements of the AICPA issued Statement on Auditing Standards No. 131, Amendment to Statement on Auditing Standards No. 122 Section 700, Forming an Opinion and Reporting on Financial Statements (SAS 131) (codified into AICPA AU-C 700, Forming an Opinion and Reporting on Financial Statements). The issuance of SAS 131 clarified that auditors are still required to conduct audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”), for audits of non-issuers even when a regulator (such as the SEC) requires such audits to be conducted in accordance with the standards of the PCAOB (AICPA AU-C 700.44). GAAS permits auditors to perform audits in accordance with both GAAS and the standards of the PCAOB. For circumstances in which an auditor of a non-issuer performs an audit in accordance with both GAAS and the standards of the PCAOB, AICPA AU-C 700.44 requires auditors to use the form of report required by the standards of the PCAOB, amended to state that such audit was also conducted in accordance with GAAS. These “non-issuers” include entities making a confidential submission of an initial public registration statement under the Jumpstart Our Business Startups Act. In compliance with SAS 131, when the Company files its registration statement publicly, its independent registered public accounting firm will reissue an auditor’s report for inclusion in such public registration statement that only refers to the audit being performed in accordance with the standards of the PCAOB.

Consolidated Statements of Operations and Comprehensive Income, page F-4

13.	Please tell us your consideration of separately presenting revenues from styling fees. In this regard, please advise us whether your revenues contain any type of non-product revenues other than styling fees. Refer to Rule 5-03(b)(1) of Regulation S-X.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Eight

The Company refers the Staff to its response to comment 6 regarding separate disclosure for styling fees. The Company supplementally advises the Staff that it does not have non-product revenues.

Notes to Consolidated Financial Statements, page F-7

14.	Please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40.

The Company acknowledges the Staff’s comment and refers the Staff to its response to comment 8 for further discussion of the availability of information by various product groupings where the Company concluded that disclosure of revenue by these groupings is impracticable.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-9

15.	Please explain to us your revenue recognition process from the point the customer creates a style profile and orders a Fix to the point in which returns or refunds are no longer permitted. In this regard, please provide a narrative description of the revenue recognition process at each point of a typical transaction. In illustrating the revenue recognition process, you could use representative examples of a Fix in which the customer rejects all items included in a Fix, accepts one or more (but not all) items within a Fix and accepts all items in a Fix. Please also explain how customers “check out” merchandise, how you confirm the timing of delivery for exchanges and ensure revenue is not recognized prior to delivery. Please also explain to us how you evaluate that persuasive evidence of an arrangement exists. Please be detailed and comprehensive in your explanation and examples.

The Company advises the Staff that its revenue recognition process is as follows:

a.	A potential client must create a Stitch Fix online account via the Company’s client-facing website (www.stitchfix.com) or the Company’s mobile application. Once a Stitch Fix online account has been created, the potential client must complete a style profile before requesting a Fix to be shipped. The style profile is completed by answering questions relating to her taste, size, budget and lifestyle.

b.	Upon completion of the style profile, the potential client can request a Fix to be sent to her desired mailing address. To make the request for a Fix, the client will log into her Stitch Fix account and specify a future date on which she wishes to receive the Fix. Prior to the Company shipping the Fix, the client will be charged a $20 non-refundable upfront fee. The Company records this non-refundable upfront fee as deferred revenue as discussed above in the response to comment 6.

c.	The client will receive the Fix in the mail with five items selected by a Stitch Fix stylist based on the completed style profile and fulfilled through Stitch Fix warehouses.

d.	The client is asked to, within three days of receipt of the Fix, go through the Fix, try on the clothes or accessories included, choose to purchase any desired items and then ship back the remainder using the prepaid postage envelope included within each Fix. There is no minimum or maximum number of items required to be kept or returned. The client logs into her account and checks out online.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Nine

The following are representative examples of the revenue recognition upon checkout depending on how many items she accepts in the Fix:

Example A – The client rejects all items included in a Fix

At the time of checkout, all revenue recognition criteria (under SAB Topic 13) have been met. The Company recognizes the previously deferred revenue of $20 as the Company has no further obligations under the arrangement. No further amounts are charged to the client for this Fix.

Example B – The client accepts one or more (but not all) items within a Fix

For example, the client accepts four items with a total purchase price of $200. Upon checkout, the $20 non-refundable upfront fee is applied as a credit against the purchase and the Company charges the client $180. At this time, all revenue recognition criteria have been met and, therefore, the Company recognizes $200 as revenue consisting of the previously deferred revenue of $20 plus the checkout charge of $180.

Example C – The client accepts all items in a Fix

For example, the client accepts all five items in a Fix with a total purchase price of $260. As the client is buying all five items in a Fix, she receives a 25% discount off the entire purchase. Upon checkout, the 25% discount is applied to the total purchase price of the merchandise and the $20 non-refundable upfront fee is applied as a credit against the purchase. Accordingly, the Company charges the client $175 ($260 less the 25% discount of $65 and the $20 non-refundable upfront fee). At this time, all revenue recognition criteria have been met and, therefore, the Company recognizes $195 as net revenue consisting of the previously deferred revenue of $20 plus the checkout charge of $175.

The Company offers exchanges if the client would like different sizes for items in the Fix or replacements for damaged items. Upon checkout, the client has the opportunity to indicate if she would like to exchange any of the items. For example, in Example B, if the client decides that she would like to exchange a “small” top to a “medium” top, she marks that item as an exchange during the checkout process. By doing so, she pays for the medium top at the time of checkout and agrees to return the small top in the prepaid mailer.

The revenue from an exchange transaction is initially deferred because the Company retains the risk of loss until the client receives the replacement merchandise (i.e., the delivery criterion is not met until the replacement merchandise is received by the client). The Company estimates that it takes approximately four days between when an exchange is marked at check out by the client and when the replacement merchandise is delivered. Therefore, the Company recognizes revenues on exchanges four days after the checkout by the client as all revenue recognition criteria have been met. The estimate is determined based upon historical delivery dates from carrier reports. The Company will continue to review this estimate and revise the timing of its revenue recognition as necessary.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Ten

In some cases, a client does not checkout online or in the mobile application but just sends the merchandise back to the Company in the prepaid mailer. Once received, warehouse employees will checkout on behalf of the client. Any items kept will be charged to the client and any revenue, including the deferred upfront fee, will be recognized at this time as all revenue recognition criteria have been met. In other cases, a client does not checkout online or in the mobile application and does not send the merchandise back to the Company. The Company’s policy is to charge the client [*] days after the Fix is received by the customer. The amount charged will be the purchase price for all five items in the Fix, less the 25% discount and the $20 non-refundable upfront fee, and the Company recognizes all revenues at this time as all revenue criteria have been met.

By ordering a Fix, the client agrees to be bound by the Terms of Use provided on the Company’s website. At this point, an agreement is formed with a customer and the Company. This agreement provides the Company the right to charge the customer’s credit card upon her ordering a Fix. Therefore, the Company determined that persuasive evidence of an arrangement exists in accordance with SAB Topic 13 once the client orders a Fix.

The Company refers the Staff to its response to comment 17 regarding refunds.

To clarify the revenue recognition process, the Company has revised its disclosure on page F-9 of the Amended Draft Registration Statement.

16.	Please explain how deferred shipping costs associated with upfront styling fees and exchanges occur and are calculated and deferred. In this regard, an example may help clarify your accounting. Please ensure you response identifies which shipping costs are deferred such as return shipping.

The Company advises the Staff that there are no deferred shipping costs associated with upfront styling fees as there are no shipping costs related to its styling activities. The Company defers shipping costs on Fixes that have been shipped to clients at period end but have not been checked out.

At period end, to estimate its deferred shipping costs, the Company applies the average shipping cost per Fix to the total number of Fixes shipped but not yet checked out. The Company calculates the average shipping cost per Fix using actual shipping costs from its carriers. The Company recognizes the deferred shipping costs as cost of goods sold once a Fix is checked out by the client.

The Company advises the Staff that it does not defer shipping costs on exchanges, as the amount has historically been immaterial. For example, as of April 29, 2017, the deferred revenue associated with exchanges was $372,000 and the related shipping cost was an immaterial amount of approximately $33,000. The Company will continue to monitor shipping costs on exchanges and revise its accounting prospectively if such shipping costs become material.

To clarify the accounting for deferred shipping costs, the Company has revised its disclosure for deferred shipping costs on page F-10 of the Amended Draft Registration Statement.

17.	Please tell us the scenarios in which refunds are provided and the amounts refunded for each period presented. An explanation of your refund policy should also be provided. Please explain to us in detail how you are able to accurately estimate refunds and how your historical estimates compare with actual refunds processed subsequent to an accounting period. Please also tell us your consideration of disclosing refund reserve rollforwards pursuant to Rule 12-09 of Regulation S-X.

Although the Company’s Terms of Use does not mention refunds, the Company may provide refunds to ensure its clients have a positive experience. At times, the Company has provided refunds for damaged merchandise, merchandise quality issues, returned merchandise that was previously checked

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Eleven

out, checkout error, price adjustments and other client requests. Given the Company’s business model, where clients checkout after they try on and inspect the merchandise, refunds are an insignificant part of the Company’s business, at less than [*]% of net revenue in each of the quarterly periods in 2016 and 2017. The Company estimates its refund reserve based on the average of four-quarter historical refunds as a percentage of merchandise sales. The Company recorded a refund reserve of $1,031,000 and $1,389,000 as of July 30, 2016 and April 29, 2017, respectively, which was 1.0% and 0.9%, respectively, of its total liabilities as of such dates. To date, the difference between its refund reserve and actual experience has not been material.

The Company does not believe that its return reserve is a valuation and qualifying account requiring disclosure in Schedule II pursuant to Article 12-09 of Regulation S-X. In making this determination, the Company noted that Financial Accounting Standards Board Concepts Statement No. 6 defines a valuation account as a separate item that reduces or increases the carrying amount of an asset. Valuation accounts are part of the asset or liability to which they relate and are neither assets nor liabilities in their own right. Based on this definition, the Company does not believe its accrual for refund, which is a separate liability, meets the definition of a valuation or qualifying account. Further, the refund reserve is not material.

The Company does not plan to add its returns reserve to Schedule II based on the analysis above. However, based upon the Staff’s comments, the Company believes that it would be helpful to investors to understand the amount of its refund reserve and has added such disclosure to page F-10 of the Amended Draft Registration Statement.

Note 6. Preferred Stock Warrant Liability, page F-15

18.	Please disclose the number of warrants outstanding and exercise prices as of each balance sheet date.

In response to the Staff’s comment, the Company has revised its disclosure on page F-15 of the Amended Draft Registration Statement to include the number of warrants outstanding and exercise prices as of each balance sheet date.

Note 7. Commitments and Contingencies

Contingencies, page F-16

19.	Reference is made to the last sentence. Please revise to also disclose whether you expect the ultimate liability from any litigation or tax matters will materially impact your financial position and cash flows.

In response to the Staff’s comment, the Company has revised its disclosure on page F-16 of the Amended Draft Registration Statement to clarify that it does not expect the ultimate liability from any litigation or tax matters to materially impact its operating results, financial position and cash flows.

Note 9. Stockholders’ Equity

Early Exercise of Employee Options, page F-21

20.	Please tell us how you account for the early exercise of options in exchange for shares of restricted common stock at the exchange date and beyond referencing authoritative literature that supports your accounting treatment. Please also tell us which “certain” employees receive such right and the business or tax reason(s) for allowing exercise into restricted stock.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Twelve

The Company advises the Staff that at the time the options are early exercised in exchange for restricted common stock subject to a right of repurchase that lapses according to the original option vesting schedule, it records the proceeds from the exercise of options as a liability in its consolidated balance sheets. Such liability is reclassified to common stock and additional paid-in capital as the repurchase right lapses. The Company continues to expense the original grant date fair value of the early exercised options over the vesting term.

The Company believes the accounting for early exercises and other sales of stock subject to repurchase features is addressed in Accounting Standards Codification (ASC) 718-10-55-31, which states that:

“Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received on exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.”

As discussed in Issue 33 of Emerging Issue Task Force Issue 00-23 (although superseded by ASC 718, Issue 33 provides useful analogous guidance that generally is consistent with ASC 718-10-55-31), the employer is expected to exercise the repurchase right when the employee terminates regardless of whether the stock price is greater than or less than the exercise price at the date on which the employee terminates. Consequently, the early exercise by an employee of a stock option is not considered to be a substantive exercise for accounting purposes, and therefore, the payment received by the employer for the exercise price should be recognized as a liability.

Additionally, the Company advises the Staff that under its existing equity incentive plan, an option may, but need not, include a provision whereby the option holder may elect to early exercise the option. Early exercise is typically used to achieve a more favorable U.S. federal income tax position. The Company granted options with this early exercise provision to a very limited number of employees, who are mostly members of its management team.

Sales of Stock, page F-21

21.	Reference is made to the April 2016 and January 2017 stock sales by employees or former employees. Please explain the business reason(s) that existing investors would pay in excess of fair value for employee shares and whether employees continued to be employed post-sale. Please explain any rights or other benefits that the existing investors would obtain through purchase of employee shares and whether they are or would become significant investors by virtue of the purchase. Please also explain how you determined fair market value. If based on a valuation model, please explain why the model is a better indication of fair value than the share sale between existing investors and employees. Please also provide any price information on contemporaneous sales of stock to unrelated third parties. We may have further comment.

The Company advises the Staff that the purchasers in the April 2016 and January 2017 stock sales were existing investors of the Company who wanted to increase their ownership percentage in the Company. These existing investors approached certain current and former members of the Company’s executive team and the parties negotiated the purchase price. Although the Company cannot speak for its investors, the Company believes that the existing investors may have been willing to pay in excess of fair value for employee shares given the limited opportunities available to increase their ownership percentages. The April 2016 transaction was with a then current employee who has since left the Company. The January 2017 transaction was with two former employees and one current employee.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Thirteen

The existing investors did not receive any rights or other benefits other than the rights or benefits which would accrue to all holders of the Company’s common stock and preferred stock. One of the existing investors is a significant investor with over 5% ownership on a fully-diluted basis both before and after these stock transactions.

The Company determined the fair value of its stock (common and preferred) that was sold in the transactions using a valuation methodology, which incorporates a valuation model, consistent with that used for stock-based compensation (i.e., from option grants) as disclosed in the critical accounting policies on pages 57 and 58 of its Amended Draft Registration Statement. Accordingly, the Company recorded a compensation charge for the difference between the purchase price of its stock in the transactions and the fair value of its stock determined as described below.

For financial reporting purposes, the Company determined the fair value of its stock for the April 2016 and January 2017 transactions by interpolating a fair value based on revenue growth between the valuation dates surrounding these transactions.

For its April 30, 2016 valuation of its stock, the equity value of the Company’s business was determined using the market approach. The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. The equity value was then allocated to the common and preferred stock using the Option Pricing Method, or OPM. The OPM treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes.

For its January 28, 2017 valuation of its stock, the Company used a hybrid method, which is an application of the Probability Weighted Expected Return Method, or PWERM, in which at least one of the scenarios includes an OPM analysis. In the Company’s application of the hybrid method, a discrete IPO scenario was weighted with an OPM analysis (intended to represent exit scenarios other than the defined IPO scenario). For the IPO scenario, the enterprise value was estimated using a market approach. The market approach estimated the fair value of the Company by applying market multiples derived from companies that recently completed IPO transactions. The Company then applied an appropriate weighting to the results of each scenario to determine the per share fair value of its stock.

The Company considered the stock sales by current and former employees to existing investors and the weight, if any, that these transactions should be given when determining the fair value of its stock. These transactions were not considered to be orderly in accordance with ASC 820-10-35-54I as the stock sales were relatively small in size and only a limited audience was able to participate. In addition, the existing investors and current and former employees are considered related parties for financial reporting purposes. Therefore, the Company put little to no weighting for such transactions in its stock valuations consistent with ASC 820-10-35-54J(a) which states:

“If the evidence indicated the transaction is not orderly, a reporting entity shall place little, if any, weight (compared with other indications of fair value) on that transaction price.”

As a result the Company believes that its valuation model is a better indication of fair value than the prices in these transactions.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Fourteen

The Company advises the Staff that there were no contemporaneous sales of stock to unrelated third parties.

22.	Reference is made to the transactions described in the last sentence on page F-21. Please explain to us the tax impacts and reconcile for us the amounts disclosed in the last sentence on page F-21 to the Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity.

The Company advises the Staff that it determined that the January 2017 sales of its common and preferred stock transactions were partially compensatory (ordinary income) to the former and current employees for tax purposes. The Company agreed to assume a portion of current and former employees’ payroll taxes related to these transactions and recognized compensation expense in the statement of operations. The receivable of $3,554,000 represents the amount of payroll taxes due from current and former employees that was not assumed by the Company, which amount was subsequently collected in cash after period end. The Company also has a corresponding accrued liability to the respective taxing authorities on behalf of the current and former employees. Accordingly, the receivable of $3,554,000 does not impact the consolidated statements of convertible preferred stock and stockholders’ equity.

Note 11. Earnings Per Share and Pro Forma Earnings Per Share Attributable to Common Shareholders

Earnings Per Share Attributable to Common Shareholders, page F-24

23.	Please explain to us the line item entitled “Add: adjustments to undistributed earnings to participating securities”.

The Company advises the Staff that its participating securities consist of its convertible preferred stock and restricted common stock from early exercised options. The line item entitled “Add: adjustments to undistributed earnings to participating securities” reflects the impact upon reallocation of the undistributed earnings to the participating securities after the assumed exercise of dilutive stock options.

Unaudited Pro Forma Earnings Per Share Attributable to Common Shareholders, page F-25

24.	Please explain to us the line items entitled “Less: undistributed earnings to participating securities” and “Add: adjustments to undistributed earnings to participating securities”.

The Company advises the Staff that its participating securities for purposes of the pro-forma earnings per share disclosures consists solely of restricted common stock from early exercised options. The line item entitled “Less: undistributed earnings to participating securities” reflects the allocation of the undistributed earnings to the participating securities for the calculation of pro-forma basic earnings per share. The line item entitled “Add: adjustments to undistributed earnings to participating securities” reflects the impact upon reallocation of the undistributed earnings to the participating securities after the assumed exercise of dilutive stock options.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

U.S. Securities and Exchange Commission

July 28, 2017

Page Fifteen

*            *             *

Please contact me at (415) 693-2177 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp
David Peinsipp Cooley LLP

cc:	Katrina Lake, Stitch Fix, Inc.
Paul Yee, Stitch Fix, Inc.
Scott Darling, Stitch Fix, Inc.
Casey O’Connor, Stitch Fix, Inc.
Jodie Bourdet, Cooley LLP
Siana Lowrey, Cooley LLP
Katharine Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA     94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

Stitch Fix, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.